Exhibit 99.5

Response Biomedical Corporation Announces
Third Quarter Results

VANCOUVER, British Columbia - November 14, 2011 - Response Biomedical Corporation (TSX: RBM, OTCBB: RPIBF) today reported financial results for the third quarter ended September 30, 2011. For the three month period ended September 30, 2011, total revenues increased 1% to $1,571,375 compared to $1,553,001 in 2010, gross margin percentage from product sales increased to 18% from negative 3% in 2010 and operating expenses increased 5% to $2,426,470 from $2,307,546 in 2010. The increase in gross margin and increase in operating expenses resulted in a 15% decrease in the loss to $2,200,772 or $0.06 per share compared to $2,581,786 or $0.07 per share in the same period in 2010.

For the nine month period ended September 30, 2011, total revenues increased 26% to $6,740,682 compared to $5,357,993 in 2010, gross margin on product sales increased to 19% from 5% in 2010 and operating expenses decreased 20% to $5,745,987 from $7,178,746 in 2010. Net loss decreased by 37% to $4,586,719 or $0.12 per share from $7,274,217 or $0.25 per share in the same period in 2010.

As at September 30, 2011, the Company had a working capital balance of $2,448,992 compared to $6,202,048 as at December 31, 2010.

“The business performance of Response shows continued year-on-year improvement as a result of our focus on higher margin products and distribution channels coupled with right sizing our operations. Having said that, further progress is clearly required and we remain focused on accelerating our path to profitable growth.” said Dr. Peter A. Thompson, Executive Chairman and Interim CEO. “While overall global business conditions continue to be challenging across industry sectors, we remain confident that the evident value of near-patient testing for time-critical diagnostic information will continue to drive overall market expansion for Response products.”

For a further discussion of the Company’s financial results for the period ended September 30, 2011, please refer to the Company’s consolidated financial statements and related Management Discussion and Analysis, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (U.S.) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners and distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its readers and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2008.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About the RAMP® Reader and RAMP® 200 reader

The RAMP® enabling platform is a portable scanning fluorescence quantitative analysis platform for near patient testing that enables rapid and robust quantitative results. The platform includes easy software upgrades, data management capabilities and unique interface options. The RAMP® Reader features a small footprint and attractive ease of use for moderate throughput settings. The RAMP® 200 reader has innovative design features, including the multi-port capability to run 18 tests per hour on one module and up to 36 tests per hour, using three modules. This allows tests to be run on multiple patients simultaneously or multiple assays to be run for one patient. More information on our proprietary RAMP® technology can be found at www.responsebio.com.

Statements contained in this news release relating to future results, events or developments, including, but not limited to statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S.and Canadian securities laws.Forward-looking statements or information may also involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products;our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our amended annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Contacts

Response Biomedical Corporation:
Patricia Massitti, 604-456-6010
VP, Administration & Corporate Communications
pmassitti@responsebio.com